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                           January 19, 2023

       Andrew E. Page
       Chief Financial Officer
       Foot Locker, Inc.
       330 West 34th Street
       New York, New York 10001

                                                        Re: Foot Locker, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 29, 2022
                                                            Filed March 24,
2022
                                                            Form 8-K
                                                            Filed November 18,
2022
                                                            File No. 001-10299

       Dear Andrew E. Page:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on November 18, 2022

       Exhibit 99.2 - Investor Presentation, page 4

   1. We note you present Non-GAAP EPS. However, you have not provided the Non-GAAP disclosure required by
Item 10(e)(1)(i) of Regulation S-K. Please revise accordingly.
 Andrew E. Page
FirstName  LastNameAndrew  E. Page
Foot Locker, Inc.
Comapany
January 19,NameFoot
            2023    Locker, Inc.
January
Page 2 19, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services